Contact

www.linkedin.com/in/nate-bachtel-759827248 (LinkedIn)

Top Skills

Technical Leadership
Technology Leadership
Project Management

Nate Bachtel

Owner at ComputerDoc & CTO at ChatRx
Plymouth, Indiana, United States

Experience

ChatMD-ChatRx

Co-Founder and Chief Technology Officer
May 2024 - Present (2 years 3 months)

ComputerDoc

Owner
August 1997 - Present (29 years)
Plymouth, IN

Managed technology service provider for small businesses.

UPS

Senior Technician
April 2000 - April 2006 (6 years 1 month)
Bourbon, IN

Education

Calumet College of St. Joseph

Bachelor of Business Administration - BBA, Business Administration and Management, General · (September 2000 - April 2002)

Ancilla College

Associate of Science - AS, Information Technology · (August 1997 - December 1999)